

# LOEWEN, ONDAATJE, McCUTCHEON USA, LLC

**(DOING BUSINESS AS BLV SECURITIES)**



**Statement of Financial Condition**
**For the Year Ended March 31, 2022**
**(With the Report of Independent Registered Public Accounting Firm Thereon)**

## PUBLIC COPY



**MARCH 31, 2022**

**175 STRAFFORD AVENUE – SUITE ONE**

**WAYNE, PA 19087**



**Table of Contents**

**For the Year Ended March 31, 2022**

CONTENTS

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8 - 46604 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___04/01/21___ AND ENDING ___03/31/22___
                                    MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BLV SECURITIES

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 STRAFFORD AVENUE - SUITE ONE,
_____
(No. and Street)

| WAYNE, | PA | 19087 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| FRANCIS G. MITCHELL | 610-687-7620 | FRANK.MITCHELL@BLVSECURITIES.COM |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ISDANER & COMPANY, LLP
_____
(Name – if individual, state last, first, and middle name)

| 400 OLD FORGE LANE - SUITE 401 | KENNETT SQUARE, | PA | 19348 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 12/03/2009 | | 3561 |
| --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, FRANCIS G. MITCHELL_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BLV SECURITIES_____, as of MARCH 31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Renee D. Jenkins, Notary Public
Philadelphia County
My commission expires October 24, 2022
Commission number 1225185
Member, Pennsylvania Association of Notaries

Signature: _Francis G. Mitchell_

Title: CEO AND FinOp

_Renee D. Jenkins_
Notary Public

### This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



## Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 20,082 |
| Prepaid expenses and other assets | | 321 |
| **Total Assets** | **$** | **20,403** |

## Liabilities and Stockholder's Equity (Deficit)

| | | |
|---|---|---:|
| **Liabilities:** | | |
| Current Liabilities | $ | 7,500 |
| Other Current Liabilities | | |
| PPP Grant | | 39,314 |
| Long-term Liabilities | | 7,500 |
| | | |
| Total Liabilities | $ | 54,314 |
| | | |
| Member Capital: | | |
| Member Capital (deficit) | $ | (33,911) |
| | | |
| Total liabilities and member's equity (deficit) | $ | 20,403 |

**The accompanying notes are an integral part of these financial statements**



**Notes to Financial Statements**
**For the Year ended March 31, 2022**

1.       **Organization and significant accounting policies:**

Loewen, Ondaatje, McCutcheon USA, LLC, **Doing Business As**: BLV Securities (the "Company"), is a Limited Liability Company that was formed on July 20, 2017 pursuant to Chapter 605 of the Florida Revised Limited Liability Company Act for the purpose of, among other things, from and after October 1, 2017, serving as the "Successor" to the Canadian corporation, Loewen, Ondaatje, McCutcheon USA Limited (the "Predecessor") that had, since its formation in 1993, operated in the capacity of a U.S. broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company performs corporate finance services for U.S. and foreign clients and earns and fee income for the facilitation of investments in private placements. Accordingly, the Company does not currently hold customer securities or perform custodial functions relating to customer accounts.

On April 1, 2021, the Company was 80.5% owned by Belvedere Capital Holdings, LLC ("BCH") a Florida LLC and 19.5% owned by Aeon Holdings, LLC ("Aeon").  On September 1, 2021, FGM Capital acquired 80.5% of the Company from BCH.  On January 1, 2022, FGM Capital acquired 19.5% of the Company from Aeon and became the sole owner of Company shares. On March 31, 2022,  FGM Capital sold 5% of the Company to Mr. Steven Rogovich, a passive investor.  For all of fiscal year ending March 31, 2022, the Company's head office was located in Wayne, PA.

On May 4, 2020, the Company received a Payroll Protection Program (PPP) loan from the US Treasury Department for $44,900.  On September 30, 2021, the Company paid down $5,586.31 against this loan and is in the process of applying for forgiveness for the remaining balance.  The original loan was scheduled to mature within two years of the elected PPP covered period, however after the March 31, 2022 fiscal year-end, the loan maturity was extended through May 3, 2025.  The company expects to finalize the forgiveness portion of the loan by August 31, 2022.  Whereupon any unforgiven loan amount would become payable via monthly installments through May 3, 2025, bearing a rate of interest of one percent (1%) over that time frame.  Based upon worst-case forgiveness calculations the Company expects to obtain forgiveness for a minimum of 54% of the loan proceeds and estimates that any future installment payments would not exceed $550 per month after forgiveness is applied.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The significant accounting policies are as follows:

         (a)     Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

**The accompanying notes are an integral part of these financial statements**



**Notes to Financial Statements**
**For the Year ended March 31, 2022**

        (b)     Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis.  Interest income is recorded on an accrual basis.

      **1.**      **Organization and significant accounting policies (continued):**

        (c)     Underwriting and advisory revenue:

Investment banking revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger and acquisition and financial restructuring or capital market advisory services.

Investment banking revenue is recognized when the underwriting is completed under terms of the engagement and the income is reasonably determinable and collection is assured. Investment advisory fees are recognized as earned over the term of the contract.  For the year-ending March 31, 2020, there were no underwriting or advisory revenues recorded.

        (d)     Income taxes:
The Company is treated as a partnership pass-through to its member/owners who are responsible for reporting their share of profits and losses.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB ASC 740 applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company for the year ended March 31, 2022.  The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

The Company accounts for any potential interest or penalties related to future liabilities for unrecognized income tax benefits as interest/other expense. The Company is subject to examination by tax authorities for federal, state or local income taxes for periods beginning October 1, 2018.

        (e)     Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.  Actual results could differ from those estimates.

**The accompanying notes are an integral part of these financial statements**



**Notes to Financial Statements**
**For the year ended March 31, 2022**

**2. Financial instruments:**

> (a) Concentration of credit risk:

The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with counterparties who fail to fulfill their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

In addition, the Company's holds cash on deposit at one financial institution, and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

> (b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature. The Company had no financial instruments of value at March 31, 2022.

**3. Deposit segregated pursuant to federal and other regulations:**

Rule 15c3-3 of the Securities and Exchange Commission ("SEC") requires cash to be segregated in a special account for the exclusive benefit of customers. Because the Company is not now holding client accounts, the Company is exempt from the provisions of Rule 15c3 3 pursuant to section (k) (2) (ii) of the Rule therefore no such segregated account existed during the fiscal year.

**4. Regulatory net capital requirement:**

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital of $5,000 or 6 2/3rds% of aggregate indebtedness.

At March 31, 2022 the Company had net capital of $5,083 or $83 above the required minimum net capital as of that date.

**5. Going Concern Assessment:**

These financial reports have been prepared on a going concern basis where the company expects to continue realizing its assets and discharging its liabilities in the normal course of business. For fiscal years ending March 31, 2021 and March 31, 2022, the Company incurred net operating losses of $96,469 and $55,197 respectively while restructuring the Company's ownership/shareholders and preparing a planned shift in market strategy away from retail transaction services and a renewed focus on private placements and other transaction support services related to the late stage capital formation process.

**The accompanying notes are an integral part of these financial statements**



**Notes to Financial Statements**
**For the year ended March 31, 2022**

5.      **Going Concern Assessment (Cont'd):**

Management has performed an assessment of the Company's ability to continue as a going concern and has identified three areas of concern related to its' planned marketing strategy shift and expansion over the course of the next year.  First being the costs associated with the relaunch itself; second being the success of the planned market strategy; and third being the Company's continued access to the operating capital necessary to complete the launch.

In response to these three areas of concern, the Company has adopted a four-pronged operating strategy that it will continue to employ over the course of the next year to mitigate each of these concerns by closely monitoring and minimizing monthly expenditures, avoiding new variable expenditures not directly tied to commensurate new revenues or preexisting excess net capital, limiting expansion related expenses to preexisting excess net capital, and limiting new long-term contractual obligations to those where a minimum of six-months of such obligations already exists in excess net capital.

The Company believes the above plans will mitigate the likelihood of expense overruns and surprise net capital shortfalls.  In addition, in its' ownership restructuring, the Company has specifically sought out new investors who are in sync with the Company's planned market strategy shift, are aware of projected costs and management's four-pronged approach to managing same in advance and are committed to meeting the Company's operating expense obligations as the Company undertakes its' makeover.  Management plans also include new sales revenue, continued sales of Company stock, and subordinated borrowings from private individuals and shareholders.

6.      **Subsequent events**

On April 27, 2022, FGM Capital sold an additional 19% of the Company to Mr. Steven Rogovich, a passive investor.

7.      **Cash and restricted cash:**
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the March 31, 2022, statement of financial condition and as reflected in the statement of cash flows:

| | |
|---|---:|
| Cash and cash equivalents | $  20,403 |
| Restricted cash | 0 |
| Total cash, cash equivalents and restricted cash | $  20,403 |

**The accompanying notes are an integral part of these financial statements**



**5.**       **Cash and restricted cash:**

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the March 31, 2022, statement of financial condition and as reflected in the statement of cash flows:

| | |
|---|---:|
| Cash and cash equivalents | $ 20,403 |
| Restricted cash | 0 |
| Total cash, cash equivalents and restricted cash | $ 20,403 |

**The accompanying notes are an integral part of these financial statements**



**Notes to Financial Statements**
**For the year ended March 31, 2022**

## SUPPLEMENTARY INFORMATION

**Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission March 31, 2022**

| | | |
|---|---|---|
| Total Member Capital (deficit) from statement of financial condition | $ | (33,910) |
| Other Allowable Credits | | 39,314 |
| Less non-allowable assets | | |
|     Prepaid expenses | | (321) |
| *Net Capital | | 5,083 |
| Minimum Required Net Capital | | 5,000 |
| Excess Net Capital vs. Required | | 83 |
| **Net capital in excess of 10% of aggregate indebtedness** | | |
| **or 120% of minimum net capital required** | $ | **(917)** |
| Total non-subordinated liabilities from statement of financial condition | $ | 0 |
| Add market value of items borrowed/unrecorded items | | 0 |
| Total aggregate indebtedness | $ | 15,000 |
| Percentage of aggregate indebtedness to net capital | % | 339 |

_____

*The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2022, as filed by the Company on FOCUS Form 17A-5.

**The accompanying notes are an integral part of these financial statements**

## SUPPLEMENTARY INFORMATION (cont'd)

**Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) March 31, 2022**

Credit balances in customer's securities account
Free credit balances

|  |  |  |
|---|---|---|
|  | $ | - |
| Reserve computation | $ | - |

Amount of cash held on deposit in "special account for the Exclusive benefit of customers"

|  |  |  |
|---|---|---|
|  | $ | - |

*The above computation does not differ from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2022 and filed by the Company on Form X-17A-5.

**The accompanying notes are an integral part of these financial statements**



ISDANER & COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of BLV Securities

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of BLV Securities as of March 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BLV Securities as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that that Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company had net losses and negative cash flows from operations for the year ended October 31, 2021 and an accumulated deficit at October 31, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance date of these financial statements. Management's plans are described in Note 5. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

**Basis of Opinion**

This financial statement is the responsibility of BLV Securities' management. Our responsibility is to express an opinion on BLV Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BLV Securities in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Isdaner & Company, LLC.

We have served as BLV Securities' auditor since 2017.
Kennett Square, Pennsylvania
August 11, 2022